UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DIFFERENTIAL BRANDS GROUP INC.

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

25374L108

(CUSIP Number)

Matthew D. Eby

Tengram Capital Associates, LLC

15 Riverside Avenue

Westport, CT 06880

Tel: (203) 454-69999

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25374L108

1	Name of Reporting Persons Tengram Capital Partners Gen2 Fund, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,363,306(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,363,306(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,363,306(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.2%(2)

14	Type of Reporting Person HC; PN

(1) Consists of 1,363,306 shares of Common Stock held directly by Tengram Capital Partners Gen2 Fund, L.P. (“Tengram Fund I”). Tengram Capital Associates, LLC (“TCA”) is the general partner of Tengram Fund I. Matthew Eby and William Sweedler are the co-managing members of TCA. Each of Matthew Eby, William Sweedler, TCA and Tengram Fund I may be deemed to share the voting and dispositive power of the above shares.

(2) Based on 13,331,021 shares of common stock, par value $0.10 per share (“Common Stock”) of Differential Brands Group Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of May 15, 2017, per the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 15, 2017.

CUSIP No. 25374L108

1	Name of Reporting Persons Tengram Capital Associates, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,517,774(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,517,774(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,517,774(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.4%(4)

14	Type of Reporting Person HC

(3) Consists of 1,363,306 shares of Common Stock held directly by Tengram Fund I, 112,559 shares of Common Stock held directly by TCA and 41,909 shares of Common Stock held directly by RG II Blocker, LLC. TCA is the general partner of Tengram Fund I and the manager of RG II Blocker, LLC. Matthew Eby and William Sweedler are the co-managing members of TCA. Each of Matthew Eby, William Sweedler, TCA and Tengram Fund I may be deemed to share the voting and dispositive power of the above shares.

(4) Based on 13,331,021 shares of Common Stock issued and outstanding as of May 15, 2017, per the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 15, 2017.

CUSIP No. 25374L108

1	Name of Reporting Persons TCP Denim, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,480,287(5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,480,287(5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,480,287(5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 33.6%(6)

14	Type of Reporting Person OO

(5) Consists of 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of 10.0% Series A Convertible Preferred Stock, par value $0.10 per share (the “Series A Convertible Preferred Stock”), of the Issuer purchased by TCP Denim, LLC pursuant to the Stock Purchase Agreement described in the Issuer’s Registration Statement on Form S-4/A on December 7, 2015 (the “Stock Purchase Agreement”). TCP Denim, LLC is managed by its sole member, Tengram Capital Partners Fund II, L.P. (“Tengram Fund II”). Tengram Capital Associates II, LLC (“TCA II”) is the general partner of Tengram Fund II. Matthew Eby and William Sweedler are the co-managing members of TCA II. Each of Matthew Eby, William Sweedler, TCA II and Tengram Fund II may be deemed to share the voting and dispositive power of the above shares.

(6) Based on the sum of 13,331,021 shares of Common Stock issued and outstanding as of May 15, 2017, per the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 15, 2017, and 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock held by TCP Denim, LLC.

CUSIP No. 25374L108

1	Name of Reporting Persons Tengram Capital Partners Fund II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,090,907(7)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,090,907(7)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,090,907(7)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 45.7%(8)

14	Type of Reporting Person HC; PN

(7) Consists of: (i) 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock held by TCP Denim, LLC; and (ii) 1,610,620 shares of Common Stock, or the maximum number of shares of Common Stock issuable upon the conversion of (a) a warrant owned by Tengram Fund II for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment) and (b) a convertible promissory note owned by Tengram Fund II with principal of $13.0 million, which will convert, at Tengram Fund II’s option or on the maturity date of January 18, 2018 if not already repaid in cash prior to that date, into up to 4,500,000 shares of Class A-1 Preferred Stock at a conversion price of $3.00 per share, further convertible into shares of Common Stock at an initial price of $3.00 per share (subject to adjustment). TCP Denim, LLC is managed by its sole member, Tengram Fund II. TCA II is the general partner of Tengram Fund II. Matthew Eby and William Sweedler are the co-managing members of TCA II. Each of Matthew Eby, William Sweedler, TCA II and Tengram Fund II may be deemed to share the voting and dispositive power of the above shares.

(8) Based on the sum of 13,331,021 shares of Common Stock issued and outstanding as of May 15, 2017, per the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 15, 2017, and (i) 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock held by TCP Denim, LLC; and (ii) 1,610,620 shares of Common Stock, or the maximum number of shares of Common Stock issuable upon the conversion of (a) a warrant for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment) and (b) a convertible promissory note with principal of $13.0 million, which will convert, at Tengram Fund II’s option or on the maturity date of January 18, 2018 if not already repaid in cash prior to that date, into up to 4,500,000 shares of Class A-1 Preferred Stock at a conversion price of $3.00 per share, further convertible into shares of Common Stock at an initial price of $3.00 per share (subject to adjustment).

CUSIP No. 25374L108

1	Name of Reporting Persons Tengram Capital Associates II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,090,907(9)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,090,907(9)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,090,907(9)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 45.7%(10)

14	Type of Reporting Person HC

(9) Consists of: (i) 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock held by TCP Denim, LLC; and (ii) 1,610,620 shares of Common Stock, or the maximum number of shares of Common Stock issuable upon the conversion of (a) a warrant owned by Tengram Fund II for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment) and (b) a convertible promissory note owned by Tengram Fund II with principal of $13.0 million, which will convert, at Tengram Fund II’s option or on the maturity date of January 18, 2018 if not already repaid in cash prior to that date, into up to 4,500,000 shares of Class A-1 Preferred Stock at a conversion price of $3.00 per share, further convertible into shares of Common Stock at an initial price of $3.00 per share (subject to adjustment). TCP Denim, LLC is managed by its sole member, Tengram Fund II. TCA II is the general partner of Tengram Fund II. Matthew Eby and William Sweedler are the co-managing members of TCA II. Each of Matthew Eby, William Sweedler, TCA II and Tengram Fund II may be deemed to share the voting and dispositive power of the above shares.

(10) Based on the sum of approximately 13,331,021 shares of Common Stock issued and outstanding as of May 15, 2017, per the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 15, 2017, and (i) 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock held by TCP Denim, LLC; and (ii) 1,610,620 shares of Common Stock, or the maximum number of shares of Common Stock issuable upon the conversion of (a) a warrant for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment) and (b) a convertible promissory note with principal of $13.0 million, which will convert, at Tengram Fund II’s option or on the maturity date of January 18, 2018 if not already repaid in cash prior to that date, into up to 4,500,000 shares of Class A-1 Preferred Stock at a conversion price of $3.00 per share, further convertible into shares of Common Stock at an initial price of $3.00 per share (subject to adjustment).

CUSIP No. 25374L108

1	Name of Reporting Persons Matthew Eby

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,058(11)

	8	Shared Voting Power 7,608,681(12)

	9	Sole Dispositive Power 9,058(11)

	10	Shared Dispositive Power 7,608,681(12)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,617,739(11)(12)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 57.1%(13)

14	Type of Reporting Person HC; IN

(11) Consists of 9,058 shares of Common Stock held directly by Matthew Eby, over which Mr. Eby has sole voting and dispositive power.

(12) Consists of: (i) 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock purchased by TCP Denim, LLC pursuant to the Stock Purchase Agreement; (ii) 1,610,620 shares of Common Stock, or the maximum number of shares of Common Stock issuable upon the conversion of (a) a warrant owned by Tengram Fund II for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment) and (b) a convertible promissory note owned by Tengram Fund II with principal of $13.0 million, which will convert, at Tengram Fund II’s option or on the maturity date of January 18, 2018 if not already repaid in cash prior to that date, into up to 4,500,000 shares of Class A-1 Preferred Stock at a conversion price of $3.00 per share, further convertible into shares of Common Stock at an initial price of $3.00 per share (subject to adjustment); (iii) 1,363,306 shares of Common Stock held directly by Tengram Fund I; (iv) 112,559 shares of Common Stock held directly by TCA; and (v) 41,909 shares of Common Stock held directly by RG II Blocker, LLC. TCP Denim, LLC is managed by its sole member, Tengram Fund II. TCA is the general partner of Tengram Fund I and the manager of RG II Blocker LLC, and TCA II is the general partner of Tengram Fund II. Matthew Eby and William Sweedler, as the co-managing members of TCA and TCA II, may be deemed to share the voting and dispositive power of the above 7,608,681 shares of Common Stock.

(13) Based on the sum of 13,331,021 shares of Common Stock issued and outstanding as of May 15, 2017, per the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 15, 2017, and (i) 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock held by TCP Denim, LLC; and (ii) 1,610,620 shares of Common Stock, or the maximum number of shares of Common Stock issuable upon the conversion of (a) a warrant for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment) and (b) a convertible promissory note with principal of $13.0 million, which will convert, at Tengram Fund II’s option or on the maturity date of January 18, 2018 if not already repaid in cash prior to that date, into up to 4,500,000 shares of Class A-1 Preferred Stock at a conversion price of $3.00 per share, further convertible into shares of Common Stock at an initial price of $3.00 per share (subject to adjustment).

CUSIP No. 25374L108

1	Name of Reporting Persons William Sweedler

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,059(14)

	8	Shared Voting Power 7,608,681(15)

	9	Sole Dispositive Power 9,059(14)

	10	Shared Dispositive Power 7,608,681(15)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,617,740(14)(15)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 57.1%(16)

14	Type of Reporting Person HC; IN

(14) Consists of 9,059 shares of Common Stock held directly by William Sweedler, over which Mr. Sweedler has sole voting and dispositive power.

(15) Consists of: (i) 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock purchased by TCP Denim, LLC pursuant to the Stock Purchase Agreement; (ii) 1,610,620 shares of Common Stock, or the maximum number of shares of Common Stock issuable upon the conversion of (a) a warrant owned by Tengram Fund II for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment) and (b) a convertible promissory note owned by Tengram Fund II with principal of $13.0 million, which will convert, at Tengram Fund II’s option or on the maturity date of January 18, 2018 if not already repaid in cash prior to that date, into up to 4,500,000 shares of Class A-1 Preferred Stock at a conversion price of $3.00 per share, further convertible into shares of Common Stock at an initial price of $3.00 per share (subject to adjustment); (iii) 1,363,306 shares of Common Stock held directly by Tengram Fund I; (iv) 112,559 shares of Common Stock held directly by TCA; and (v) 41,909 shares of Common Stock held directly by RG II Blocker, LLC. TCP Denim, LLC is managed by its sole member, Tengram Fund II. TCA is the general partner of Tengram Fund I and the manager of RG II Blocker, LLC, and TCA II is the general partner of Tengram Fund II. Matthew Eby and William Sweedler, as the co-managing members of TCA and TCA II, may be deemed to share the voting and dispositive power of the above 7,608,681 shares of Common Stock.

(16) Based on the sum of 13,331,021 shares of Common Stock issued and outstanding as of May 15, 2017, per the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 15, 2017, and (i) 4,480,287 shares of Common Stock, assuming a conversion price of $11.16 per share, issuable upon conversion of 50,000 shares of the Series A Convertible Preferred Stock held by TCP Denim, LLC; and (ii) 1,610,620 shares of Common Stock, or the maximum number of shares of Common Stock issuable upon the conversion of (a) a warrant for the purchase of 500,000 shares of Common Stock at an exercise price of $3.00 per share (subject to adjustment) and (b) a convertible promissory note with principal of $13.0 million, which will convert, at Tengram Fund II’s option or on the maturity date of January 18, 2018 if not already repaid in cash prior to that date, into up to 4,500,000 shares of Class A-1 Preferred Stock at a conversion price of $3.00 per share, further convertible into shares of Common Stock at an initial price of $3.00 per share (subject to adjustment).

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2016, as amended on May 10, 2017 (as amended through the date hereof, the “Schedule 13D”), on behalf of the Reporting Persons with respect to the shares of common stock, par value $0.10 per share (the “Common Stock”), of Differential Brands Group Inc., a Delaware corporation (the “Issuer”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 2.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows: On July 18, 2017, the Issuer and Tengram Fund II amended the SWIMS Convertible Note effective to extend the maturity date to January 18, 2018.

Item 5.         Interest in Securities of the Issuer

The information set forth in Item 3 to this Amendment No. 2 is incorporated by reference into this Item 5.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 to this Amendment No. 2 is incorporated by reference into this Item 6.

Item 7.         Materials to be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.10                       Amendment No. 2 to Convertible Promissory Note Issued to Tengram Capital Partners Fund II, L.P., dated as of January 18, 2017 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 20, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2017

TENGRAM CAPITAL PARTNERS GEN2 FUND, L.P.

By:	/s/ William Sweedler
	Name:	William Sweedler
	Title:	Co-Managing member of Tengram Capital Associates, LLC, as general partner of Tengram Capital Partners Gen2 Fund, L.P.

TENGRAM CAPITAL ASSOCIATES, LLC

By:	/s/ William Sweedler
	Name:	William Sweedler
	Title:	Co-Managing Member

TCP DENIM, LLC

By:	/s/ William Sweedler
	Name:	William Sweedler
	Title:	Co-Managing member of Tengram Capital Associates II, LLC, as general partner of Tengram Capital Partners Fund II, L.P., as sole member of TCP Denim, LLC

TENGRAM CAPITAL PARTNERS FUND II, L.P.

By:	/s/ Matthew Eby
	Name:	Matthew Eby
	Title:	Co-Managing member of Tengram Capital Associates II, LLC, as general partner of Tengram Capital Partners Fund II, L.P.

TENGRAM CAPITAL ASSOCIATES II, LLC

By:	/s/ William Sweedler
	Name:	William Sweedler
	Title:	Co-Managing Member

/s/ Matthew Eby
Matthew Eby

/s/ William Sweedler
William Sweedler